02028024

Morgan

The Morgan Crucible Company plc

22nd March 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dlw 3/29

Registered Office as above
Registered in England No 286773

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Full Text Announcement

Other Announcements from this Co

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Technology Presentation-Amend
Released	10:37 22 Mar 2002
RNS Number	4208T

Morgan Crucible Co PLC advises that the following replaces the Technology Presentation announcement released today at 07:00 under RNS reference 4057T.

The company website address in paragraph 3 is www.morgancrucible.com and not www.morgancrucible.co.uk as previously stated.

All other details remain unchanged. The full amended text appears below.

22nd March, 2002

The Morgan Crucible Company plc
Technology Presentation

The Morgan Crucible Company is today holding an analyst and institutional presentation titled "Technically Differentiated Growth Opportunities".

Ian Norris, Chief Executive Officer, Dr. Alan Begg, Director of Technology and David Jones, Global President within Technical Ceramics will highlight six technologies and talk about the current position and future potential for them. The technologies that will be highlighted are Fuel Cells, Soft Magnetics for Automotive, Biosoluble Fibres - Next Generation, Diamond Heat Dissipators, Superconductors and Ceramic Multilayer Actuators.

The presentations contain no material new information on current trading or future performance. The presentation summary slides will be available on the Company's website (www.morgancrucible.com) later today.

Enquiries:

Ian Norris, Group Chief Executive	01753 837000
Locksley Ryan, Harry Chathli at Brunswick	020 7404 5959

END

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